EXHIBIT 12






                             MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
                      COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
                        COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                       (Dollars in Millions)


                                                        Year Ended Last Friday in December
                                             ----------------------------------------------------------
                                               1995         1994         1993        1992        1991
                                             --------     --------     --------    --------    --------
                                            (52 Weeks)   (52 Weeks)   (53 weeks)  (52 weeks)  (52 weeks)

Pretax earnings from
  continuing operations                       $ 1,811      $ 1,730      $2,425      $1,621      $1,017

Deduct equity in undistributed
  net earnings of unconsolidated
  subsidiaries                                      -          (19)        (13)        (13)        (10)
                                              -------      -------      ------      ------      ------

Total pretax earnings from
  continuing operations                         1,811        1,711       2,412       1,608       1,007
                                              -------      -------      ------      ------      ------

Add:

  Fixed charges

    Interest                                   11,238        8,586       6,009       4,823       5,074

    Other(A)                                      144          138         152         152         146
                                              -------      -------      ------      ------      ------

  Total fixed charges                          11,382        8,724       6,161       4,975       5,220

  Preferred stock dividend
    requirements                                   77           22           9          11          26
                                              -------      -------      ------      ------      ------

  Total combined fixed charges and
   preferred stock dividends                   11,459        8,746       6,170       4,986       5,246
                                              -------      -------      ------      ------      ------

Pretax earnings before fixed charges          $13,193      $10,435      $8,573      $6,583      $6,227
                                              =======      =======      ======      ======      ======

Pretax earnings before combined
  fixed charges and preferred
  stock dividends                             $13,270      $10,457      $8,582      $6,594      $6,253
                                              =======      =======      ======      ======      ======

Ratio of earnings to fixed charges               1.16         1.20        1.39        1.32        1.19

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends                                1.16         1.20        1.39        1.32        1.19
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(A)  Other fixed charges consist of the interest factor in rentals, amortization of debt expense, and preferred stock dividend requirements of majority-owned subsidiaries.